

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2010

James Durward
Director and Principal Executive Officer
FuLuCai Productions Ltd.
3632 – 13 Street SW
Calgary, AB Canada T2T 3R1

> **Re:** **FuLuCai Productions, Ltd.**
> **Registration Statement on Form S-1**
> **Filed May 19, 2010**
> **File No. 333-166949**

Dear Mr. Durward:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. Please revise throughout to present net loss figures in parenthesis.

3. It appears from your current disclosure that you have not taken any concrete steps to implement your business plan, and therefore may be a "blank check" company under Section (a)(2) of Rule 419 of the Securities Act of 1933. We note for example, that since the inception of your business you have not generated any revenues, you do not appear to have any written agreements to acquire assets or begin production of any shows or to otherwise produce or sell your proposed products or services, you only have a single dedicated full-time employee and, although you have presented a plan of operation, you

have only a very basic website. We also note that your stock is likely to be penny stock. Please tell us why you do not believe that you are a blank check company. Alternatively, revise the registration statement to disclose that you are a blank check company and that any future offerings of your securities would need to comply with Rule 419.

4. To the extent you are a blank check company, please revise the document to clearly state that holders of your common stock may not rely on Rule 144 of the Securities Act of 1933 and must register any re-sales of your common stock under the Securities Act of 1933. See the letter dated January 21, 2000 to Ken Worm, Assistant Director of OTC Compliance Unit, NASD Regulation, Inc., from Richard Wulff, Chief, Office of Small Business.

5. If you believe you are not a blank check company, please revise the entire registration statement so that it conveys an accurate picture of your company at the point of effectiveness. You may discuss your hopes and plans but only in the context of disclosing your actual situation and the real costs and timelines you face in reaching your goals. Certain of the remaining comments in this letter are designed to offer some guidance as you begin the task of creating a prospectus which will offer useful information to potential purchasers of your securities.

Registration Statement cover page

6. Please revise the cover page to indicate whether the securities being registered are being offered on a continuous or delayed basis pursuant to Rule 415.

7. Please explain the reference to Securities Act Rule 416. Specifically, you do not appear to be registering securities to be offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions under Rule 416(a). Revise or advise.

Prospectus cover page

8. Please clarify that the minimum shares that must be purchased in order for this offering to be completed is the full 10,000,000 shares offered.

9. Please revise to clarify, if true, that there will be no extensions of the offering period. If there may be extensions to the offering period revise to state the duration of such extensions.

10. Please revise the last sentence of the penultimate paragraph to delete "prospective purchasers should be prepared to sustain the loss of their entire investment."

James Durward
FuLuCai Productions, Ltd.
June 15, 2010
Page 3

Prospectus Summary, page 5

11. Revise to disclose that you purchased your single asset from your sole officer and majority security-holder and to disclose the royalties payable to him and other insiders as a result.

12. Please revise the sixth paragraph to state that you have no significant assets given that you have not recorded a value of your intellectual property as an asset on your balance sheet.

13. Please revise to state your monthly burn rate in dollars.

The Offering, page 6

14. Please revise to state whether subscriptions are irrevocable prior to satisfaction of the minimum offer condition.

Risk Factors, page 8

Risk Factors Related to This Offering, page 12

15. Please add a separate risk factor indicating that until the minimum amount of the offering is reached, the funds of prospective investors will be held without interest and may be subject to creditors' claims.

Use of Proceeds, page 15

16. Refer to the first paragraph on page 16. Although the gross proceeds of the offering will be $100,000, you will actually receive these proceeds net of offering expenses. Please revise to clarify the fact that you will receive net proceeds in the amount of $82,000 upon completion of the offering.

17. See the narrative discussion of Television Production on page 16. It is unclear where this category and the related allocation amount have been reflected in the table of net proceeds. Please revise to clarify.

Plan of Distribution, page 17

18. Please file the escrow agreement with International Securities Group Inc. as an exhibit prior to effectiveness.

James Durward
FuLuCai Productions, Ltd.
June 15, 2010
Page 4

Description of Business

General, page 20

19. Please revise to discuss in greater detail the "pre-production activities" you describe in the second paragraph. We note that it appears from your website that you are currently casting for potential company contestants and expert judges.

20. Please clarify in the second paragraph that you have one unpaid employee, your President and Director, Mr. James Durward. Also, expand to indicate that you have acquired the media rights for one project which you are currently developing. Please expand the discussion under the heading "Current Projects" on page 21 to further describe the current stage of development or production process of the project, The Real Deal. That is, disclose what production processes, if any, have begun since acquiring the media rights to this concept. Disclose if true, that you have not completed this project nor have entered into any distribution arrangements.

Production, page 21

21. Please revise to explain in greater detail how the completed trailer is used in the marketing of your reality show concept and how the completed trailer enhances your bargaining position.

22. Please revise to explain in greater who the "most important segments of the reality show viewing public" are and how your trailers will appeal to them.

23. Please revise to elaborate on the characteristics and make up of your target audience.

24. Please revise to describe the role of Douglas MacLeod and tell us why he would not be considered an "affiliate."

Current Projects, page 21

25. Please revise to disclose in greater detail your concept for a reality show. In particular, explain your role in the event the show is subject to a distribution agreement, including whether you will incur additional development expenses. State, if true, that this is the only concept you currently have.

26. In this regard, please extensively revise to discuss when and how you will generate revenues from the distribution or licensing of your reality concepts. We note your risk factor disclosure on page 12.

27. We note your disclosure that the winner of your show would receive a financing offer. Please revise to disclose what the financing offer would entail and, if known, identify the source(s) of funds for the winner of the show.

28. Revise to remove references to well known reality shows.

Distribution Arrangements, page 22

29. Please revise to explain in greater detail how the process of negotiating a distribution agreement works, including the expected timeframe for reaching an agreement and market rates, if known, for similar agreements.

Management's Discussion and Analysis

Overview, page 27

30. Please expand the first paragraph to disclose, if true, that you have no third party sources of financing arrangements or credit facilities. Also disclose whether or not your sole shareholder, officers or directors have made any commitments, written or oral, with respect to providing you with sources of liquidity in the form of cash advances, loans and/or financial guarantees.

Transactions with Related Persons, Promoters and Certain Control Persons, page 31

31. We note that Mr. Durward acquired sole ownership of FuLuCai on April 28, 2010, and that prior to this period, such shares were entirely owned by a previous stockholder who acquired shares of the Company on April 1, 2010 (see Recent Sales of Unregistered Securities). As the Company was incorporated on March 26, 2010, please expand the disclosure to indicate the ownership status of the Company from the date of incorporation up and until April 1, 2010, the date in which the 80,000,000 common shares were initially issued.

32. In this regard, please revise to disclose information regarding your promoter(s) called for by Item 404(c) of Regulation S-K.

Other Expenses of Issuance and Distribution, page 33

33. We note you will not incur any blue sky qualification fees. Please tell where you intend to offer the securities and discuss why you believe that blue sky registration is not required in those states. If you do not intend to register this offering under state blue sky laws, please add a prominent risk factor disclosing potential limitations on resale because of the absence of state registration.

Financial Statements

Note 4. Acquisition of Media Rights, page F-9

34. Please revise your disclosure to reference ASC Topic 926 (Entertainment - Films) rather than AICPA Statement of Position 00-2. Further, please disclose that the rights were obtained from your controlling shareholder.

35. Reference is made to the final paragraph on page 24. It appears that Mr. Durward transferred his rights to "The Real Deal" in return for a royalty interest. If true, please revise, here and on page 24, to exclude the word "contributed."

Signatures, page 37

36. Please revise to include the signature of your principal accounting officer or controller.

Age of Financial Statements

37. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Accountants' Consents

38. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

James Durward
FuLuCai Productions, Ltd.
June 15, 2010
Page 7

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Legal Branch Chief

cc: Via facsimile (212) 980-5192
        Peter J. Gennuso, Esq.
        Gersten Savage LLP